SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 12b-25

                          Notification of Late Filing

                        Commission File Number  0-24030


(Check one)
[ ] Form 10-K and Form 10-KSB  [ ] Form 11-K
[ ] Form 20-F  [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

      For period ended March 31, 1999

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

      For transition period ended ________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________
______________________________________________________________________


                                PART I
                       REGISTRANT INFORMATION

Full name of registrant:   THE PANDA PROJECT, INC.

Former name if applicable: _________________

Address of principal executive offices: 951 Broken Sound Parkway
City, State and Zip Code:               BOCA RATON, FLORIDA 33487


                               PART II
                       RULE 12b-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                PART III
                               NARRATIVE

  State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or other transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Panda Project, Inc. (the "Company") today announced that it has entered into an agreement with Silicon Bandwidth, Inc. to sell its intellectual property portfolio as well as the fixed assets related to
its interconnect and semiconductor business.   As part of the sale ,
the Company has restructured its outstanding loans with Helix PEI ("Helix") that have been in default since February 15, 1999. Silicon Bandwidth, Inc. will assume such Helix loans upon closing. Additionally, the Company has entered into an agreement with the Convertible Preferred A Holders for conversion of the outstanding preferred shares into common shares at a fixed price of $.261. The restructuring of both agreements is contingent upon the closing of the sale to Silicon Bandwidth, Inc. The transaction is subject to customary closing conditions, including the approval of the Company's shareholders. Helix and the Convertible Preferred A holders have entered into a Voting Agreement with Silicon Bandwidth, Inc. and such holders own sufficient shares to assure the approval of the transaction by the Company's shareholders.

                                PART IV
                          OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification.

          Melissa F. Crane
   Acting Chief Financial Officer             (561)       994-2300
               (Name)                      (Area Code) (Telephone No.)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes   [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [ ] Yes   [X] No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        THE PANDA PROJECT, INC.
             (Name of Registrant as Specified in Charter)

  Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 14, 1999                       By: /s/ Melissa F. Crane
                                               Melissa F. Crane
                                               Acting Chief Financial
                                               Officer